EXHIBIT 99

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                              N E W S  R E L E A S E


                          UNILEVER UNITED STATES, INC.

Media Relations Contact:                             Investor Relations Contact:
Nancy Goldfarb                                       Leigh Ferst
212-906-4690                                         212-906-3430

                                                     FOR IMMEDIATE RELEASE


                      UNILEVER TELECONFERENCE PRESENTATION

     - UNILEVER REMAINS COMFORTABLE WITH DELIVERY OF TARGETS FOR FULL YEAR -



New York, NY - March 24, 2003 -- THE FOLLOWING IS THE PRESENTATION TEXT FOR THE UNILEVER PRE-CLOSE TELECONFERENCE, GIVEN BY HOWARD GREEN, HEAD OF INVESTOR RELATIONS, AT 1400 HRS GMT TODAY.

The purpose of this teleconference is to update the market on the progress of our business and is a precursor to our "close" period, ahead of the first quarter results announcement, on Friday, May 2, 2003.

I would remind you that this update is based on the first two months of trading in the quarter. Comments on EPS and operating margin are made on a before exceptional items and goodwill amortization basis.

Let me start by saying that we remain comfortable with delivery of our targets for the year of low double digit growth of earnings per share and for growth of our leading brands between 5 and 6%.

For the first quarter we expect:

o firstly, EPS growth of around 5%. We estimate that operating margin will be ahead by around 50 bps driven by a continuing contribution from our savings programs, partly offset by planned increases in A&P.

o secondly, we expect leading brand growth of some 4 to 5%, consistent with our plan for the year, but reflecting a reduction equivalent to 200 bps in the quarter primarily related to calendar effects, which reverse later in the year.

Underlying sales growth, after the impact of tail attrition, is expected to be around 3%.

The net of disposals and acquisitions will be to reduce sales by the equivalent of some (euro)700 million, leading to a reported sales decline of around 3%.

Turning now to the other elements of the profit and loss account.

Operating margin progression is after the short-term dilution effect of disposals, which we expect to be the equivalent of around (euro)80 million in this quarter. The impact of disposals on EPS growth is a dilution of around 3%.

Goodwill amortization is estimated at (euro)315 million in the quarter.

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Net interest is estimated at some (euro)300 million, reflecting the benefits of continuing strong cash flow and lower interest rates. The funding cost of adopting FRS17 is reported on the interest line and is (euro)48 million of the
(euro)300 million.

Restructuring exceptional items are forecast to be around (euro)100 million before tax.

We expect the underlying tax rate in the quarter to be around 31%.

The number of shares for calculating EPS is 975 million N.V. equivalent share units or 6.50 billion if you take the PLC equivalent share units.

Let me summarize:

We have an annual operating plan that again sustains the rate of innovation in HPC and includes a further step-up in Foods. This underpins our confidence in the delivery of our annual growth target of 5-6% leading brand growth.

In addition, with the 2002 fourth quarter results we set out the drivers of operating margin to 2004. With two months actual results under our belt we can confirm that these are delivering as expected keeping us on track for the achievement of low double digit EPS beia growth for the year.


                                      -o0o-

SAFE HARBOUR STATEMENT: This presentation may contain forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act 1995) based on our best current information and what we believe to be reasonable assumptions about anticipated developments. Words such as "expects", "anticipates", "intends" and other similar expressions are intended to identify such forward looking-statements. Because of the risks and uncertainties that always exist in any operating environment or business we cannot give any assurance that the expectations reflected in these statements will prove correct. Actual results and developments may differ materially depending upon, among other factors, currency values, competitive pricing, consumption levels, costs, environmental risks, physical risks, risks related to the integration of acquisitions, legislative, fiscal and regulatory developments and political and social conditions in the economies and environments where Unilever operates. Further details of these potential risks and uncertainties are given in the Unilever Annual Report and Accounts and Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements.


UNILEVER BACKGROUND:

Unilever (NYSE: UN, UL) is one of the world's largest consumer products companies with annual sales of approximately $47 billion in 2002. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 258,000 people.

In the United States, Unilever sales were approximately $11 billion in 2002. It employs approximately 15,225 people and has 59 offices and manufacturing sites in 21 states.

The business comprises:

FOODS: Lipton teas, soups and side dishes; Wish-Bone salad dressings and marinades; Lawry's seasonings and specialty sauces; Shedd's Country Crock and "I Can't Believe It's Not Butter!" spreads and sprays; Ragu pasta and pizza sauces; Knorr soups, sauces and bouillons; Hellmann's and Best Foods mayonnaise; Skippy peanut butter; Bertolli olive oil, premium pasta sauces and frozen dinners; Good Humor-Breyers and Ben & Jerry's Homemade, Inc. ice cream companies; and Slim-Fast nutritional and health snack products.

HOME AND PERSONAL CARE: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergent; Lever 2000, Caress, Pond's and Vaseline skin care; the Dove family of anti-perspirant, skin- and hair-care products; the Suave family of anti-perspirant, skin- and hair-care products; Axe deodorant bodyspray for men; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.